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                                                                   EXHIBIT 4.3.1

UNION BANK OF CALIFORNIA                                       Corporate Banking

                                                            Date:  June 27, 1997

Ms. Delight Saxton
Chief Financial Officer and
Vice President of Administration
McGrath RentCorp
2500 Grant Avenue
San Lorenzo, CA 94580

               Re: Extension of Maturity Date of Facility Letter and Optional Advance Note

Dear Delight:

This letter is to confirm that Union Bank of California, N.A. ("Bank") has agreed to extend the maturity date of that certain optional advance extension of Credit ("Facility") granted by Bank to McGrath RentCorp, a California corporation ("Borrower") in the maximum principal amount of FIVE MILLION AND NO/100 DOLLARS ($5,000,000) originally made pursuant to the terms and conditions of that certain Facility letter dated October 16, 1996 as amended from time to time, and optional advance promissory note dated October 16, 1996 as amended from time to time (the "Note") (collectively, the "Agreements").

The maturity date of the Facility is hereby extended to July 31, 1997, ("New Maturity Date"). The Agreements shall be deemed modified as of the date of this letter to reflect the New Maturity Date. All other terms and conditions of the Agreements remain in full force and effect, without waiver or modification.

BORROWER ACKNOWLEDGES THAT, AS PROVIDED IN THE AGREEMENTS, THE FACILITY IS NOT A COMMITTEE FACILITY. IN ITS SOLE DISCRETION, FOR ANY REASON OR FOR NO REASON AND WITH OR WITHOUT NOTICE, BANK MAY DECLINE TO MAKE ANY OR ALL REQUESTED ADVANCES UNDER THE FACILITY, MAY DECLINE TO CONTINUE OR FURTHER RENEW THE FACILITY, AND MAY TERMINATE THE FACILITY AT ANY TIME.

Very truly yours,


UNION BANK OF CALIFORNIA, N.A.



By: __________________________
      Robert John Vernagallo
      Vice President


400 California Street, San Francisco, California 94104